Exhibit 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER TO

DELL STOCKHOLDERS

New York, New York, September 9, 2013 – Today Carl Icahn released the following open letter to Dell Inc. stockholders.

Dear Fellow Dell Inc. Stockholders:

I continue to believe that the price being paid by Michael Dell/Silver Lake to purchase our company greatly undervalues it, among other things, because:

1.	Dell is paying a price approximately 70% below its ten-year high of $42.38; and

2.	The bid freezes stockholders out of any possibility of realizing Dell’s great potential.

Although the board accepted Michael Dell/Silver Lake’s offer in February, it promised stockholders that the Company would hold a meeting at which stockholders could make the final decision as whether or not to accept the transaction.  The board recommended that stockholders vote in favor of the proposed transaction because it was Michael Dell/Silver Lake’s “best and final offer”.  Icahn and Southeastern argued that stockholders should not give up the huge potential of Dell and therefore should reject the proposed transaction.  We won, or at least thought we won, but when the board realized that they lost the vote, they simply ignored the outcome.  Even in a dictatorship when the ruling party loses an election, and then ignores its outcome, it attempts to provide a plausible reason to justify their actions. Andrew Bary at Barron’s wisely observed, “In an action worthy of Vladimir Putin, Dell postponed a vote scheduled for last Thursday on Michael Dell’s proposed buyout of the company when it became apparent that there was insufficient shareholder support for the deal.”  But the Dell board felt they needed no excuse when they changed the voting standard and changed the record date of those eligible to vote, which allowed arbitrageurs to vote a much greater percentage of the stock when the polls reopen and scheduled the annual meeting for October. The board simply relied on the usual “business judgment” catchall and Delaware law to uphold their actions.  We jokingly ask, “What’s the difference between Dell and a dictatorship?” The answer: Most functioning dictatorships only need to postpone the vote once to win.

As a result of 1) the change in the record date allowing new stockholders to vote on the proposed Michael Dell/Silver Lake transaction on September 12th, 2) Chancellor Strine’s ruling that a gap period between the September 12th meeting and the annual meeting was legal under Delaware law and 3) the raise in the bid by Michael Dell/Silver Lake, we have determined that it would be almost impossible to win the battle on September 12th.. We have therefore come to the conclusion that we will not pursue additional efforts to defeat the   Michael Dell/Silver Lake proposal, although we still oppose it and will move to seek appraisal rights.

I realize that some stockholders will be disappointed that we do not fight on.  However, over the last decade, mainly through “activism” we have enhanced stockholder value in many companies by billions of dollars.  We did not accomplish this by waging battles that we thought we would lose.  Michael Dell/Silver Lake waged a hard fought battle and according to Chancellor Strine, the actions by Dell were within the Delaware law.  We therefore congratulate Michael Dell and I intend to call him to wish him good luck (he may need it).

While we of course are saddened at our losing the battle to control Dell, it certainly makes the loss a lot more tolerable in that as a result of our involvement, Michael Dell/Silver Lake increased what they said was their “best and final offer”.  As a result of this increase all stockholders are to receive many hundreds of millions of dollars more than the board originally accepted. We will never know how much more stockholders might have received if the board had allowed the annual meeting to proceed at the same time as the rescheduled special meeting which we believe would have put pressure on Michael Dell/Silver Lake to increase their bid.

One of the great strengths of our country is that we abide by the rule of law.  However, state laws dealing with corporate governance often favor incumbent corporate boards and management and are weak in many areas.  While we must abide by these laws, we believe that they can and must be changed.  Among many other things, boards should not be able to treat elections as totalitarian dictatorships do; where if they lose, they simply ignore the results.

The Dell board, like so many boards in this country, reminds me of Clark Gable’s last words in “Gone with the Wind,” they simply “don’t give a damn.” If you are incensed by the actions of the Dell Board as much as I am, I hope you will choose to follow me on Twitter where from time to time I give my investment insights.  I also intend to point out what I consider to be unconscionable actions by boards and discuss what remedies shareholders may take to change the situation.

I wish to take this opportunity to thank all Dell shareholders who supported Southeastern and Icahn.

Very truly yours,

Carl Icahn

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS NOW SCHEDULED TO BE HELD ON SEPTEMBER 12, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

Contact:

Icahn Capital LP
Susan Gordon
(212) 702-4309